06006655

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION RECEIVED MAR 01 2006 DIVISION OF MARKET REGULATION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50016

AB 3/27/06

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

SEIDEL & SHAW L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 EXCHANGE PLACE, 15TH. FLOOR
(No. and Street)

New York (City) New York (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALAN D. SEIDEL (212) 269-9008
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

VB&T CERTIFIED PUBLIC ACCOUNTANTS, PLLC
(Name - if individual, state last, first, middle name)

183 MADISON AVENUE, SUITE 204 (Address) New York (City) New York (State) 10016 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 19 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

KH 5/18/06

SEIDEL & SHAW, L.L.C

TABLE OF CONTENTS

AFFIRMATION

I, Alan D. Seidel, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Seidel & Shaw L.L.C. (Company) at December 31, 2005 and for the year then ended are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified as that of a customer.

Alan D. Seidel, CEO

Sworn and subscribed to before me this 6th day of February, 2006.

Bineeta Singh

BINEETA SINGH
Notary Public, State of New York
No. 01SI6051108
Qualified in Queens County
Commission Expires November 20, 2006

VB&T
Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvbcpa@yahoo.com
www.getcpa.com

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS' REPORT

To the Members of
Seidel & Shaw L.L.C.

We have audited the accompanying balance sheet of Seidel & Shaw L.L.C. as of December 31, 2005 and the related statements of operations, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Seidel & Shaw L.L.C. at December 31, 2005, and the results of its operations, changes in member's equity, and cash flows for the year then ended in conformity with U.S. generally accepted accounting principals.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

VB+T C.P.A PLLC

New York, NY
February 20, 2006

SEIDEL & SHAW L.L.C.
BALANCE SHEET
DECEMBER 31, 2005

ASSETS

Cash		$ 118,194
Receivable from clearing broker		15,399
Clearing deposit, at market:		
U.S. Treasury Note	$ 309,092	
Mutual funds	80,881	
Corporate bond	359,176	749,148
Investments, at market:		
Money market funds	53,381	
Stock	110,692	
Corporate bonds	404,717	
Option	4,399	573,189
Investment, at cost		
Furniture and fixtures, net of accumulated depreciation of $		2,195
Receivable from parent company		45,115
Total Assets		$ 1,503,240

LIABILITIES AND MEMBER'S EQUITY

Bank overdraft	$ 9,470
Commissions and payroll taxes payable	205,283
Accounts payable and accrued expenses	77,763
Total Liabilities	292,516
Contingencies	-
Member's equity	1,210,724
Total Liabilities and Member's Equity	$ 1,503,240

See accompanying notes.

SEIDEL & SHAW L.L.C.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2005

Revenues:	
Commissions	$ 23,727
Interest and dividends	110,721
Gain on securities trading accounts	5,762,337
Other	88,034
Total Revenues	5,984,818
Costs and Expenses:	
Salaries and related taxes and benefits	4,428,990
Consulting fees	1,276,832
Clearing expenses	448,908
Regulatory fees	53,448
Quote	16,281
Office	12,387
Depreciation	2,463
Total Costs and Expenses	6,239,308
Net (Loss)	$ (254,490)

See accompanying notes.

SEIDEL & SHAW L.L.C.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash Flows From Operating Activities:		
Net (Loss)	$	(254,490)
Depreciation		2,463
Adjustment to reconcile net income to net cash provided by operating activities:		
Decrease in receivable from clearing broker		121,317
(Increase) in clearing deposit account		(642,086)
Decrease in investments, at market		915,484
(Increase) in receivable from parent company		(45,115)
Decrease in other		1,782
Increase in bank overdraft		9,470
(Decrease) in commissions, accounts payable and accrued expenses		(23,327)
Net Cash Provided By Operating Activities		85,497
Cash Flows From Investing Activities:		
Net Cash (Used) by Investing Activities		-
Cash Flows From Financing Activities:		
Member's contributions		7,500
Net Cash Provided By Financing Activities:		7,500
Net Increase In Cash		92,997
Cash at beginning of the year		25,197
Cash at end of the year	$	118,194

See accompanying notes.

SEIDEL & SHAW L.L.C.
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Total Member's Equity
Balance, January 1, 2005	$ 1,457,714
Member's Distribution	7,500
Net (Loss)	(254,490)
Balance, December 31, 2005	1,210,724

See accompanying notes.

1. ORGANIZATION AND NATURE OF BUSINESS

Seidel & Shaw L.L.C. (Company) was organized in the State of New York on October 21, 1996, and is registered as a broker-dealer in securities transactions under the Securities Exchange Act of 1934. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company is a wholly-owned subsidiary of Seidel & Shaw Holdings LLC. The Company has adopted December 31 as its year end.

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including riskless principal transactions, principal and agency transactions.

The Company clears all of its transactions through a securities clearing broker. The Company acts as a broker-dealer and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(ii) since it uses other security firms for clearing.

Pursuant to an agreement between the Company and Penson Financial Services, Inc. (PFSI), securities transactions of the Company are cleared through PFSI, and its customers are introduced and cleared on a fully disclosed basis. The Company is exempt from provisions of Rule 15c3-3 and is not responsible for compliance with Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, as all customers' accounts, as defined by such rules, are carried by PFSI.

In addition, the firm also does DVP vs. RVP transactions with money manager and institution accounts.

2. SIGNIFICANT ACCOUNTING POLICIES

Revenues
Profits and losses from commissions realized on agency transactions, riskless principal transactions and principal transactions are recorded on a settlement date, which is not materially different than recording transactions on a trade date. The riskless principal transactions are done with customers. The principal transactions are done with other broker dealers.

Receivable from Clearing Broker
Receivable from clearing broker consists of money due from the Company's clearing house for income earned on securities transactions. Management has determined that no allowance for doubtful accounts is necessary at December 31, 2005.

Clearing Deposit
The Company is required and maintains a separate clearing deposit account with a cash balance of $100,000.

Investments and Clearing Deposit
Investment securities and securities carried in the clearing deposit account are valued at market value. The resulting difference between market value and cost is included in income.

Furniture and Fixtures
Furniture and fixtures are carried at cost. Depreciation is provided using accelerated methods over their estimated useful lives of five years.

Income Taxes
The Company is a limited liability Company taxed as partnership and therefore, the accompanying financial statements do not include any provision for federal or state income taxes. Each member of the Company is individually responsible for reporting his share of the Company's income or loss. The Company is responsible for New York City Unincorporated Business Taxes.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED PARTY

The Company pays monthly amounts to its parent company as consulting fees for services provided to the Company under a non-recourse agreement.

4. NET CAPITAL REQUIREMENTS

The Company is a member of the NASD and subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 the Company had net capital of $1,030,720, which was $930,720 in excess of the amount required.

5. CONTINGENCIES

In the normal course of business, the Company is engaged in various trading and brokerage activities, including agency and principal transactions through a clearing broker.

In connection with these activities, a customer's unsettled transactions may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

Significant credit exposure may result in the event that the Company's clearing broker is unable to fulfill their contractual obligations.

SEIDEL & SHAW L.L.C.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

NET CAPITAL:	
Total member's equity	$ 1,210,724
Deductions and/or charges:	
Non-allowable assets:	
Receivable from parent company	45,115
Furniture and fixtures, net	2,195
Net capital before haircuts on securities positions	1,163,414
Haircuts on securities positions	132,694
Undue concentration	-
Net Capital	$ 1,030,720
AGGREGATE INDEBTEDNESS:	
Items included in the statement of financial condition:	
Accounts payable and accrued expenses	$ 292,516
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:	
Minimum net capital required (6-2/3% of aggregate indebtedness)	$ 19,501
Minimum net capital required	$ 100,000
Excess net capital	$ 930,720
Excess net capital at 1,000%	$ 1,001,468
Percentage of aggregate indebtedness to net capital is	28%

The above computation does not differ materially from the December 31, 2005 computation of net capital filed electronically by the Company on FOCUS Form X-17A-5 Part IIA.

VB&T
Certified Public Accountants, PLLC

183 Madison Avenue
Suite 204
New York, NY 10016
T:1.212.448.0010
F:1.212.448.0053

4920 York Road, Suite 2EE1
P.O. Box 179
Buckingham, PA 18912
T:1.215.794.9444
F:1.215.794.9445

E-mail:
fvbcpa@yahoo.com
www.getcpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Members of
Seidel & Shaw L.L.C.

In planning and performing our audit of the financial statements and supplementary information of Seidel & Shaw L.L.C. (the "Company") for the year ended December 31, 2005, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: 1) Making quarterly securities examinations, counts, verifications and comparisons; 2) Recordation of differences required by Rule 17a-13, or, 3) Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.